

December 2, 2011

Via E-mail
Mr. Gerald McIlhargey
President and Director
St. Joseph, Inc.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

> RE: **St. Joseph, Inc.**
> **Forms 8-K and 8-K/A for the Period September 14, 2011**
> **Filed September 16, 2011; September 20, 2011; September 22, 2011; and**
> **December 2, 2011**
> **File No. 0-49936**

Dear Mr. McIlhargey:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant